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                         December 19, 2023

       Eric Schlorff
       Chief Executive Officer
       SeaStar Medical Holding Corp
       3513 Brighton Blvd., Suite 410
       Denver, CO 80216

                                                        Re: SeaStar Medical
Holding Corp
                                                            Registration
Statement on Form S-3
                                                            File No. 333-275968
                                                            Filed December 8,
2023

       Dear Eric Schlorff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Albert Lung, Esq.